April 18, 2006


Mail Stop 4561

Mr. Michael McTiernan
Ms. Charito A. Mittelman
Securities and Exchange Commission
250 Fifth Street N.W.
Washington, DC 20549

Re:  AEI Income & Growth Fund 26 LLC
     Registration Statement on Form SB-2
     Post-Effective Amendment No. 2
     File No. 333-125266

Mr. McTiernen and Ms. Mittelman:

     We are filing simultaneous with this letter via Edgar, Post-Effective Amendment No. 2 to the above referenced Registration Statement. The sole purpose of this amendment is to respond to your comment to update the undertakings contained in Part II of the Registration Statement as Item 28. Please note that we have re-written the first few paragraphs of the undertaking to render it consistent with the plain-English style used in Regulation S-B
Item 512. The undertaking required by new Item 512(a)(4) has been added as numbered paragraph (5) (please note that Guide 5, Item 20. A., which based on our prior conversations the Commission also applies to SB offerings, contains an undertaking similar to Item 512(a) of S-K and S-B, but with the additional paragraph we have retained as paragraph (4)). The undertaking required by new Item 512(a)(4) is in the second to last paragraph. The remaining undertakings, which were included in previous filings, are repeated, consistent with Guide 5.

     This is to confirm that we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the public offering of the securities specified in the above-referenced Registration Statement, including our responsibility for the accuracy and adequacy of the disclosures made in the Registration Statement. We also confirm in connection with any request for acceleration of the post-effective amendment that:

     should the Commission or the staff, acting pursuant to delegated authority, declare the Post-Effective Amendment effective, it shall not preclude the Commission from taking action with respect to the Registration Statement;

     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Post-Effective Amendment effective, shall not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement;

     the undersigned may not assert action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Post-Effective Amendment effective, as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.


                                        Very truly yours,

                                      /s/ Patrick Keene
                                          Patrick Keene